SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Scottish Power plc announcement of retirement of Mair Barnes and Sir Peter Gregson as directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date July 23, 2004	By:	/s/ Alan McCulloch
Alan McCulloch
Assistant Company Secretary

Scottish Power plc (“ScottishPower”)

ScottishPower announces that Mair Barnes and Sir Peter Gregson retired as directors at the conclusion of the AGM today. Sir Peter Gregson was ScottishPower’s Senior Independent Director and Chairman of its Remuneration Committee and in his place, the company has appointed its existing independent directors Donald Brydon and Nolan Karras as Senior Independent Director and Chairman of the Remuneration Committee respectively.

For further information:

Donald McPherson, Assistant Secretary – 01698 396413